SEWARD & KISSEL LLP
                              1200 G Street, N.W.
                              Washington, DC 20005

                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com



                                                   September 10, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


         Re: AllianceBernstein Large Cap Growth Fund, Inc. (the "Fund") File Nos. 33-49530 and 811-06730
              -----------------------------------------------------------


Dear Sir or Madam:

      Attached herewith please find a preliminary Proxy Statement under Section 14 of the Securities Exchange Act of 1934, as amended, and Rule 14a-6 thereunder (the "AllianceBernstein Funds Proxy"). On August 30, 2010, we filed the AllianceBernstein Funds Proxy for each fund listed on the AllianceBernstein Funds Proxy. Due to a technical error, however, only the cover page for the Fund was filed, and the AllianceBernstein Funds Proxy attachment for the Fund was not properly transmitted via EDGAR. The AllianceBernstein Funds Proxy has been reviewed by the Securities and Exchange Commission staff, and is identical for each applicable fund, including the Fund. We are filing this preliminary Proxy Statement amendment for the purpose of correcting the technical transmission error.

      Except for the changes described above, no other material changes were made to the AllianceBernstein Fund Complex Proxy.

      Please call me at the above-referenced number if you have any questions regarding the attached.

                                                   Sincerely,


                                                   /s/ Erin C. Loomis
                                                   -------------------
                                                       Erin C. Loomis

Attachment

SK 00250 0451 1130143